

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com



March 19, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #134 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

dlw 5/13



www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

NEWS RELEASE

" ST. JUDE DISCOVERS NEW HIGH GRADE GOLD DEPOSIT AT SOUTH BENSO "

Vancouver, March 19, 2003 - St. Jude Resources Ltd. (SJD - TSX Venture) is pleased to announce the discovery of a new high-grade gold zone at the South Benso concession in Ghana, West Africa. The South Benso concession is a joint venture with Fairstar Explorations Inc. The discovery hole at the "G-Zone" intersected **42 meters of 6.9 grams per ton gold**. The G-Zone is located south west of the Subriso West gold deposit and is the first of seven new highly prospective geochemical gold anomalies. These new anomalies were established by re-interpreting the local geology where the presence of quartz-feldspar porphyry intrusions is now known to have a significant impact on gold mineralization in the entire Subriso area. The table below sets out significant new drill results from South Benso.

Hole #	Dip Degrees (-)	Azimuth	Coordinates		From - To (m)	Interval Width (m)	Grade g/t Au
			North (m)	East (m)			
			G-ZONE				
122 RC	-45	90	600N	-1675E	19 - 22	3	2.99
					27 - 41	14	2.35
123 RC	***-45***	***90***	***600N***	***-1700E***	***25 - 67***	***42***	***6.9***
					46 - 67	***21***	***10.09***
126 RC	-45	90	650N	-1700E	6 - 9	3	3.45
					26 - 36	10	1.79
127 C	-45	90	600N	-1725E	89 - 94	5	4.82
130 C	-45	90	550N	-1675E	0 - 8	8	1.92
131 C	-45	90	650N	-1725E	49 - 61	12	3.96
			SUBRISO CENTRAL				
119R C	-45	40	854N	-1336E	127 -133	6	4.1
					172 - 180	8	2.07
120 R	-45	40	853N	-1302E	85 - 91	6	3.13
					123 - 154	31	3.73
129 C	-45	40	944N	-1252E	0 - 5	5	5.12
			SUBRISO EAST				
121 R	-45	90	1256N	479E	108 - 121	13	1.11
					128 - 130	2	14.89
			EXPLORATION				
101 C	-45	40	732	1182	91 - 94	3	6.6
					100 - 105	5	3.66
106 C	-45	40	991	1315	45 - 47	2	2.61
109 C	-70	40	921	1304	140 - 147	7	3.16
110 C	-65	40	888	1337	191 - 200	9	2.77

C = Core RC = Reverse Circulation

St. Jude's exploration team has mobilized pitting, trenching and drill crews that are now aggressively examining extensions of the G-Zone and the six other new prospects. Once this phase of drilling is complete, previous results from *Subriso Central* (**12 m of 78 g/t**), *Subriso West* (**36 m of 7.16 g/t**), *Subriso East* (**10 m of 14.49 g/t**), will be incorporated with new results from the G-Zone area into a preliminary gold resource estimate at South Benso.

St. Jude is a leading West Africa explorer with three high quality gold projects in Ghana and Burkina Faso. These projects cover over 300 square kilometers of one of the most prolific gold belts in the world, which is host to several multi-million ounce deposits. The Subriso area at South Benso is less than 30 kilometers from the initial 936,000 ounce gold resource (indicated 562,000 inferred 374,000) already established at Hwini-Butre.

ST. JUDE RESOURCES LTD.
PER:



MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566

Or visit the company's website at:
www.stjudegold.com


South Benso Consession
SUBRISIO DEPOSITS
Resource Pending
SUBRISO CENTRAL
SUBRISO EAST
HILL B
OLD EUROPEAN SHAFT
SUBRISO WEST
HILL C
G ZONE
HILL D
LEGEND
European Works
N
Hwini-Butre Consession
Deposits
Projects
Gold Trend
SOUTHERN DEPOSITS
936,000 oz Au
Indicated = 562,000
Inferred = 374,000
Main Road